Exhibit 5

May 5, 2017

Entertainment Gaming Asia Inc.

Unit C1, Ground Floor, Koon Wah Bldg.

No.2 Yuen Shun Circuit, Yuen Chau Kok

Shatin, New Territories, Hong Kong SAR

Attention: The Board of Directors of Entertainment Gaming Asia Inc. (the “Board”)

Dear Members of the Board:

Despite the collective efforts of management and the Board, Entertainment Gaming Asia Inc. [NASDAQ: EGT] (“EGT” or the “Company”) has been unable to find suitable investments to successfully deploy its capital in a manner that we, the Company’s largest shareholder, would view as enhancing shareholder value. While these efforts continue, the Company faces challenges and remains limited by its size and scale. As a result, despite a recent run-up in share price, EGT trades at a discount to its underlying net asset value.

To attempt to achieve a beneficial outcome for the Company’s various constituencies, Melco International Development Limited [200:HK] (“Melco”) is commencing a tender offer to purchase all of the shares of EGT not currently owned by it or its affiliates. Given Melco’s history with EGT and EGT’s annual and interim public disclosure, Melco has not included any additional due diligence condition in connection with the offer.

We would like to highlight the following but note that this letter is qualified in its entirety by Melco’s Offer to Purchase and related tender offer documents which we encourage EGT shareholders to carefully review.

•	Purchase Price and Form of Consideration - Melco, through a newly formed subsidiary, proposes to offer to acquire all the shares of EGT that EGT Entertainment Holding Limited, a subsidiary of Melco (“EGT Entertainment”) (current holder of 9,378,074 EGT shares), does not currently hold, for a per share consideration amount of USD 2.35 in cash as further detailed in the appendix attached hereto. Melco has commenced today a tender offer to effectuate this purchase.

•	Melco’s proposed purchase price per EGT share of USD 2.35 represents a 42.4% premium to EGT’s closing price on April 18, 2017, the day immediately preceding Melco’s revised 13D filing. In its revised 13D filing Melco indicated it was actively contemplating a tender offer for the EGT shares it did not already own at a price between USD 2.10 and USD 2.25 per EGT share.

•	The proposed purchase price of USD 2.35 per EGT share is USD 0.10 per share above the high end of Melco’s previously contemplated price range for EGT shares.

•	The proposed purchase price of USD 2.35 per EGT share represents a 26.3% premium to EGT’s most recent closing share price of USD 1.86 on May 4, 2017.

•	No Financing Condition - No financing condition. The total cash consideration required is available from Melco’s current cash balances.

•	Majority of the Minority - The closing of the tender offer is conditioned upon a majority of non-Melco and non-Melco affiliated (i.e. employees) shareholders of EGT (as determined by shares held) tendering their shares.

•	Short-Form Merger - The closing of the tender offer is conditioned upon Melco, pro forma for the tender offer, owning not less than 90% of EGT total shares outstanding to allow for Melco to consummate a short-form merger.

•	EGT is Free to Accept a Superior Offer - If EGT receives a superior third-party cash offer not subject to conditions, Melco is willing to withdraw its offer and sell its shares to any acquiror that offers a cash price per Share in excess of USD 2.35 per EGT share.

•	Shareholders should review the tender offer and all related documents carefully. The conditions listed above are not exhaustive.

We would encourage the Board of EGT to review the tender offer carefully and engage any and all advisors they believe are necessary or appropriate to assist in their review of our offer. We would be happy to discuss our offer with you at your convenience.

Best

/s/ Evan Winkler

Evan Winkler

Managing Director

MELCO INTERNATIONAL DEVELOPMENT LIMITED

APPENDIX - Calculation of EGT Per Share Value

USD in 000s except per share figures	EGT Bal Sheet as of 3/31/2017	Calculation of Per Share Value	Note
Current Assets:
Cash and cash equivalents	31,705	31,705
Current portion of accounts receivables	126	126
Other receivables	1,079	1,079
Inventories	12	—	1
Prepaid expenses and other current	290	150	2

Total Current Assets	33,212	33,060

Gaming equipment	322	—	1
Property and equipment	892	892
Intangible assets	312	—	1, 3
Goodwill	1,472	—	1, 3
Deferred tax asset	59	—	1
Deposits and other assets	1,209	1,209

Total Assets	37,478	35,161

Current Liabilities:
Accounts payable	(336)	(336)
Amounts due to related parties	(205)	(205)
Accrued expenses	(825)	(825)
Income tax payable	(197)	(197)
Deferred revenues, current portion	(17)	—
Customer deposits and other	(73)	(73)

Total Current Liabilities	(1,653)	(1,636)

Other Liabilities	(446)	(446)
Deferred Tax Liability	(5,654)	(5,654)

Total Liabilities	(7,753)	(7,736)

Total Stockholders Equity	29,725
Estimated Net Value (Total Assets - Total Liabilities) Before Adjustments		27,425

Other Adjustments to Valuation
Golden Rat (Social Gaming) Cash Expenditures		5,400
Estimated Sale Price of Remaining Philippine Assets		1,900
Estimated Tax on Sale of Remaining Philippine Assets @ 30%		(570)
Potential Value of Earn-Out Payments and Other		500
Estimated Costs of Severance / Shut Down Expenses, Options and Legal Costs		(750)

Impaled Per Share Equity Valuation of EGT		33,905

EGT Basic Shares Outstanding		14,464,220

Implied Value per EGT Share		$2.34
Melco Tender Price		$2.35
EGT Closing Trading Price as of 18 April 2017 (Day Prior to Melco 13D Filing)		$1.65
Implied Premium		42.4%

EGT Closing Trading Price as of 4 May 2017 (Day Prior to Melco Tender Offer)		$1.86
Implied Premium		26.3%

Source: EGT Q1 2017 quarterly release dated May 4, 2017, as adjusted by certain assumptions and calculations by Melco International Development Limited

1.	Addressed by adjustment for estimated sale price of Philippines assets.
2.	Assumes only portion related to credit card prepayments is recoverable.
3.	Addressed by valuation adjustment for Golden Rat based on total cumulative investment.